April 5, 2011

To: Mr. Bill Kerby, Vice Chairman and CEO, all Directors and Officers of Next 1 Interactive and RR TV

I hereby resign effective immediately, as a Director and Chairman of the Board of Directors of Next 1 Interactive and R&R TV and in all other positions which I have been assigned, whether I have served in such capacity or not. I have taken this action due to certain work and travel requirements.

I leave for Hawaii today, followed by long term stays in Australia.

Bill, you are aware of my other interests which will now be taking too much of my time, leaving me unable to devote the attention necessary to NXOI & RRTV. Australia to Florida is ten (10) time zones making any meaningful contribution to Next 1 / RRTV all but impossible.

I wish you and the board all the success going forward.

Regards

/s/ W. James Whyte

W James Whyte